UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

City of Buenos Aires, December 22, 2025

Sir/Madame

NATIONAL SECURITIES COMMISSION

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A.

Paraguay 777

Rosario, Province of Santa Fe

Present

Re: Material Event – Financing Agreement with International Finance Corporation.

To whom it may concern:

I am pleased to address you in my capacity as Head of Capital Markets of Central Puerto S.A. (the “Company” or “CPSA”) for the purpose of informing you that the Company, today has entered into a financing agreement with the International Finance Corporation (“IFC”), for a total amount of US$ 300,000,000 (three hundred million United States dollars).

The funds will be allocated to (i) financing the installation of 150 MW of battery energy storage systems (BESS) in the metropolitan area of Buenos Aires; and (ii) financing the acquisition of the concessionaire company and the operation and maintenance of the Piedra del Águila Hydroelectric Power Plant (1,440 MW).

Without further matters to address, I remain yours sincerely,

Leonardo Marinaro

Head of Capital Markets

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 22, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact